Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Earnings to cover Fixed Charges and Preferred Stock Dividends:

Income (loss) before Income Tax	10,248,318	18,758,010	11,029,993	6,476,679	1,473,039	(161,768)

Fixed Charges
Interest expense, net capitalized interest	293,813	995,578	-	-	-	-
Amortization of discount on senior notes, net of capitalized portion	217,196	1,004,677	-	-	-	-
Amortization of deferred offering costs, net of capitalized portion	52,435	227,989	-	-	-	-
Interest expense capitalized into construction	2,030,926	1,932,931	-	-	-	-
Fixed Charges Total	2,594,370	4,161,175	-	-	-	-

Preferred stock dividend requirements	-	-	-	-	-	-

Earnings, as defined	12,087,326	22,150,871	11,029,993	6,476,679	1,473,039	(161,768)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends, as defined	4.66	5.32	-	-	-	-